[redacted]

09042855

AB* 12/2

SECURITIE

Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 30 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT INDENTIFICATION

NAME OF BROKER-DEALER: 4G FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18111 PRESTON ROAD SUITE 100
(No. and Street)

DALLAS	TEXAS	75252
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN GUINN (469) 364-8200
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP
(Name - if individual, state last, first, middle name)

135 DEWITT STREET	SYRACUSE	NEW YORK	13203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 12/17

OATH OR AFFIRMATION

I, **Brian Guinn** swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **4G Financial, Inc.** as of **September 30, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

PRESIDENT

Title

Notary Public

JENNIFER BRADY
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 2-26-2013

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement Cash Flows.
- [X] (e) Statement of Changes in Stockholder's Equity .
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition and Net Capital.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditors' report on internal control.
- [X] (p) Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

4G FINANCIAL, INC.

DALLAS, TEXAS

AUDITED STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2009

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
(315) 474-3986
FAX # (315) 474-0716

INDEPENDENT AUDITORS' REPORT

To the Director and Stockholder
4G Financial, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of 4G Financial, Inc. as of September 30, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of 4G Financial, Inc. as of September 30, 2009 in conformity with U.S. generally accepted accounting principles.

Evans and Bennett LLP
Certified Public Accountants

Syracuse, New York
November 24, 2009

4G FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2009

ASSETS

Cash	$ 14,110
Accounts receivable - CRD	253
Prepaid expenses	3,060
Property and equipment - net	-
Deferred income taxes receivable	19,632
Total	$ 37,055

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses and other liabilities	$ 3,835
Stockholder's equity:	
Common stock - no par - 200 shares authorized, issued and outstanding	6,867
Paid-in capital	87,514
Retained earnings	(61,161)
Total stockholder's equity	33,220
Total	$ 37,055

A copy of the most recent annual report Form X-17a-5 is available for examination and copying at the principal office of the firm in Dallas, Texas, as well as at the offices of the Securities and Exchange Commission in Dallas/Fort Worth, Texas

The accompanying notes are an integral part of these financial statements

Note 1. Summary of Significant Accounting Policies

Nature of Operations

4G Financial, Inc. (the Company) is a regional securities broker-dealer registered with the Securities and Exchange Commission doing business in the Dallas / Forth Worth Texas region. The Company is engaged primarily in placement agent services for private placement and direct participation programs.

Basis of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting for financial statement purposes. For tax purposes the cash basis is used.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

The Company provides credit in the normal course of business to its customers and performs ongoing credit evaluations of those customers. Concentration of credit risk with respect to trade receivables is limited due to diversification of the Company's customer base, as well as the Company's collection policies. The Company believes it is not exposed to any significant credit risk on its trade receivables.

Income Taxes

As of January 1, 2009, the Company adopted "Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Non-Public Entities", which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. The Company has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The only periods subject to examination for the Company's federal return are the 2005 through 2008 tax years. The Company believes that its income tax filing positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded. In addition, the Company did not record a cumulative effect adjustment related to this adoption.

Note 1. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company's policy for recording interest and penalties associated with audits is to record such items as a component of income before taxes. There were no such items during the periods covered in this report.

Deferred income taxes arise from timing differences between cash basis tax reporting and accrual basis financial statement reporting. A provision of $19,632 was made at September 30, 2009.

Securities Transactions

Securities transactions and related commission revenue and expenses are recorded on a trade date basis, as securities transactions occur.

Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. Management reviews accounts annually and if amounts are considered uncollectible, they are charged to operations.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using straight-line and accelerated methods for financial reporting and income tax purposes. Estimated useful lives vary from 5 to 7 years for office equipment.

Events Occurring After Reporting Date

The Company has evaluated events and transactions that occurred between October 1, 2009 and November 24, 2009, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. Any material events or transactions discovered have been included in these financial statements.

Note 2. Property and Equipment - Net

A schedule of property and equipment as of September 30, 2009 is as follows:

Office equipment	$ -
Accumulated depreciation	-
Property and equipment - net	$ -

Depreciation expense was $0 for the year ended September 30, 2009.

Note 3. Income Taxes

A summary of the Company's tax provision is as follows:

Federal:	
Current	$ -
Deferred	(19,632)
Total federal	(19,632)
State:	
Current	175
Deferred	-
Total state	175
Total	$ (19,457)

Taxes Deferred

Generally Accepted Accounting Principles (GAAP) requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In addition, the accounting standard requires the recognition of future tax benefits, such as net operating loss carry forwards and investment tax credits to the extent that realization of such benefits is more likely than not. The tax effects of the temporary differences and carry forwards that give rise to the cumulative adjustment and deferred taxes are as follows and are calculated at a 22% effective tax rate. A provision of $19,632 was made at September 30, 2009.

Deferred tax assets:	
Accrued liabilities	$ 39
Net operating loss carryforwards	19,593
	$ 19,632

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's "Net Capital Rule" which requires that the ratio of aggregate indebtedness to net capital, as both are defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate on a daily basis, however, as of September 30, 2009 the percentage of aggregate indebtedness $3,835 to net capital $10,275, both as defined, was approximately 37% (.37 to 1) and net capital exceeded the minimum capital requirement of $5,000 by $5,275.

Note 5. Commitments - Related Party

The Company leases office space on a month-to-month basis from a related party, 4G Group LLC. Rental payments are made monthly in the amount of $3,787. Rent expense for the year ended September 30, 2009 was $41,787.

Note 6. Off-Balance-Sheet Credit Risk

The Company does not handle either customer cash or securities.

The Company does not engage in proprietary trading of volatile securities such as short options and futures. The Company does not have any significant positions in its inventory in a volatile market.